SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Release  |  Lisbon  |  28 July 2010

Portugal Telecom announces the agreement with Telefonica for the sale to this company of its interest of 50% in Brasilcel

Portugal Telecom informs that it has reached an agreement with Telefonica for the sale of PT’s 50% interest in Brasilcel. The Board of Directors of Portugal Telecom has met today and approved the sale of its 50% stake in Brasilcel to Telefonica for a total consideration of 7.5 billion Euros, of which: (i) 4.5 billion Euros will be paid on closing (no later than 60 days following this announcement); (ii) 1 billion Euros will be paid on 30 December 2010, and (iii) 2 billion Euros will be paid by no later than 31 October 2011.

Portugal Telecom and Telefonica have also agreed to initiate discussions as from January 2011 regarding an industrial partnership to ensure the benefits of scale for Portugal Telecom and to explore areas of cooperation in order to maximise synergies and cost savings for both companies, in a scenario where Portugal Telecom has not engaged in a competing activity with Telefonica in Brazil. The industrial partnership agreement will focus on the following areas, among others: joint R&D centre in Portugal; procurement; technology and operations; know-how and best practice exchange; benchmarking; and joint development of business model for telco of the future.

Brazil has been a core part of PT’s strategy since 1998. Portugal Telecom is proud to have contributed actively to Vivo’s success in consolidating its leadership in the Brazilian mobile market. The commitment of many individuals was critical to this success and the value creation of Vivo to Portugal Telecom over the last 12 years. To the entire Vivo team and its management, PT would like to express its gratitude for their professionalism and dedication.

Contacts:

Zeinal Bava — Chief Executive Officer

Luis Pacheco de Melo — Chief Financial Officer

Nuno Vieira — Investor Relations Director

nuno.t.vieira@telecom.pt

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.